Investment Planners, Inc.

Annual Financial Report

For the year ended December 31, 2018



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado St
(No. and Street)

Decatur	IL	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

3200 Robbins Rd Suite 200A	Springfield	IL	62704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bayard Closser _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Investment Planners, Inc _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President
_____
Title

_____
Notary Public



OFFICIAL SEAL
DIANNE M WRIGHT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-02-2021

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2018



Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

3200 Robbins Rd, Ste 200A
Springfield, IL 62704-6525
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Planners, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Investment Planners, Inc. (an Illinois corporation) (the Company), as of December 31, 2018, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule 1 - Aggregate Indebtedness/Net Capital Computation (the Schedule) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the Schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule 1 - Aggregate Indebtedness/Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber Eck + Braeckel LLP

We have served as Investment Planners, Inc.'s auditors since 2014.

Springfield, Illinois
February 26, 2019

INVESTMENT PLANNERS, INC.

BALANCE SHEET
December 31, 2018

ASSETS

Current Assets:		
Cash and cash equivalents	$	458,273
Investments - trading		144,905
Commissions receivable		403,523
Miscellaneous receivable, net		47,455
Federal income tax refund receivable		4,366
Prepaid expenses		23,202
Total current assets		1,081,724
Fixed Assets:		
Leasehold improvements		152,254
Office furniture and equipment		218,549
Software		45,273
		416,076
Less accumulated depreciation		(330,589)
Less accumulated amortization		(27,239)
Net fixed assets		58,248
Other Assets:		
Deferred tax asset		19,500
TOTAL ASSETS	$	1,159,472

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

BALANCE SHEET - Continued
December 31, 2018

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	70,922
Commissions payable		372,212
State income taxes payable		6,238
Total current liabilities		449,372
Stockholders' Equity:		
Common stock - no par value		12,375
Paid in capital		10,125
Retained earnings		687,600
Total stockholders' equity		710,100
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,159,472

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF OPERATIONS
Year ended December 31, 2018

Revenue:		
Commissions revenue	$	7,007,797
Interest and dividends		3,487
Supervision revenue		24,000
Gain on investments		2,702
Decrease in market value -		
trading securities		(32,311)
Other revenue		2,195
Total revenue		7,007,870
Expenses:		
Agent and employee compensation and benefits		5,643,334
Related party expense reimbursement		720,000
Occupancy		199,981
Other expenses		371,822
Interest expense		8
Total expenses		6,935,145
Net income before income taxes		72,725
Income tax expense		13,985
Net income	$	58,740

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2018

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2017	$ 12,375	10,125	628,860	651,360
Net income	-	-	58,740	58,740
Balance, December 31, 2018	$ 12,375	10,125	687,600	710,100

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF CASH FLOW
Year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	58,740
Adjustments to reconcile net income to net		
cash from operating activities:		
Depreciation and amortization		6,521
Change in assets - (increase) decrease:		
Investments - trading		30,562
Commissions receivable		30,226
Miscellaneous receivable		24,751
Prepaid expenses		11,745
Income tax receivable		34,076
Deferred income taxes		(19,500)
Change in liabilities - increase (decrease):		
Accounts payable		6,650
Commissions payable		(10,732)
Accrued income taxes		6,238
Deferred income taxes		(9,800)
Net cash flows from operating activities		169,477
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments made on lease obligation		(1,422)
Net cash used in financing activities		(1,422)
Net increase in cash and cash equivalents		168,055
Cash and cash equivalents, beginning of year		290,218
Cash and cash equivalents, end of year	$	458,273
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	8
Income taxes paid	$	2,971

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realized losses on balances outstanding at year-end will be immaterial.

Miscellaneous Receivable: Miscellaneous receivables consist of amounts due from representatives. Management assesses collectability of these receivables on an individual basis. As a result, miscellaneous receivable has an established allowance of $16,000 as of December 31, 2018.

Brokerage and Direct Commissions: Brokerage and direct commission income and related clearing costs due to representatives are recorded on a trade-date basis as transactions occur.

Investments: The Company classifies its investments as trading. Securities classified as trading are carried in the financial statements at fair value. Realized and unrealized gains and losses are reported in operations.

Fixed Assets: Office furniture and equipment is depreciated using the straight line method. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Income Taxes: Income taxes are based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation, prepaid expenses, and unrealized losses.

Subsequent Events: Management has evaluated subsequent events through February 26, 2019, the date the financial statements were available to be issued.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS - Continued
December 31, 2018

Note 2 - Cash and Cash Equivalents

At December 31, 2018, cash and cash equivalents consisted of:

Checking account, Busey Bank	$	297,255
Money market funds		111,018
Deposit with Clearing Organization		50,000
	$	458,273

Note 3 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 50,000 with the organization that clears its customers' transactions. The $ 50,000 is included in cash and cash equivalents.

Note 4 - Fair Value Measurements

Fair values of assets measured on a recurring basis as of December 31, 2018, are as follows:

Fair Value Measurements at Reporting Date Using:

	Fair Value	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$ 96,313	$ 96,313		
Mutual funds	48,592	48,592		
Totals	$ 144,905	$ 144,905	-	-

Financial assets valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets valued using Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets. Financial assets valued using Level 3 inputs are based on appraised values.

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

Included in the decrease in market value on trading securities were realized gains of $1,554 and realized losses of $26,883 related to trading securities held at December 31, 2018.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS - Continued
December 31, 2018

Note 5 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2018, the Company's minimum net capital requirement was the greater of $ 50,000 or 6-2/3% of aggregate indebtedness. The Company was in compliance with the net capital requirement at December 31, 2018.

Note 7 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2018, the Company reimbursed IPI Wealth Management, Inc. for certain expenses that IPI Wealth Management, Inc. paid on behalf of the Company in accordance with an expense sharing agreement. In 2018, the amount of the reimbursement was $ 720,000.

Note 8 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 2,800 per month, on a month to month basis, dated January 1, 2018. The landlord is related to the Company through common ownership. The lease is classified as a triple net lease. Office lease expense paid during 2018 was $ 30,000.

The Company leases an airplane from a related Company through common ownership. Under terms of the lease dated January 1, 2018, monthly payments for 2018 were $ 1,000 and continue on a month to month basis.   Lease expense for 2018 was $ 12,000.

The Company is related to IPI Holding, LLC through common ownership.   The Company has an administrative agreement with IPI Holding, LLC. Payments are $3,500 monthly. Expenses of $42,000 were paid in 2018.

Note 9 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. Balances may exceed insured limits of the Federal Deposit Insurance Corporation during the year. The Company has not experienced any losses in such accounts as of December 31, 2018, and through the date of this report.

INVESTMENT PLANNERS, INC.

NOTES TO FINANCIAL STATEMENTS - Continued
December 31, 2018

Note 10 – Contingent Liabilities

The Company is a party to various legal actions normally associated with broker dealers. As of December 31, 2018, there is one case in settlement negotiations. Management, in consultation with legal counsel, has recorded an estimated liability of $60,000 at December 31, 2018.

Note 11 - Income Taxes

Deferred tax assets and liabilities consist of the following as of December 31, 2018:
Non-current deferred tax asset (liability)

Net unrealized loss on investments	$	8,900
Loss contingency		17,100
Prepaid expenses		(6,000)
Use of accelerated depreciation methods for		
tax purposes		(500)
Net deferred tax asset	$	19,500

The Company's effective tax rate varies from the federal statutory rate primarily because of the surtax exemption and expenses that are not deductible for federal income tax purposes.

The provision for income taxes consists of the following components as of December 31, 2018:

Current tax expense	$	43,285
Deferred tax benefit		(29,300)
Total income tax expense	$	13,985